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RESIDENT PARTNERS
Lee Edwards
Alan D. Seem
Admitted in New York

via edgar	September 7, 2012
Re:	China Mass Media Corp.

Schedule 13E-3

Filed on August 23, 2012 by China Mass Media Corp., Shengcheng

Wang, China Mass Media Holdings Limited, CMM Holdings Limited, Arctic Spring Limited, and Happy Indian Ocean Limited

File No. 005-84173

David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Orlic:

On behalf of China Mass Media Corp., a Cayman Islands corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 4, 2012 with respect to the Schedule 13E-3, File No. 005-84173 (“Schedule 13E-3”), filed on August 23, 2012 by the Company and the filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Please note that all references to page numbers in the responses to comments on the Schedule 13E-3 are references to the page numbers in the amendment to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”), or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Preliminary Proxy Statement Amendment”), as the case may be, filed concurrently with the submission of this letter. In addition, marked copies of the Schedule 13E-3 Amendment and the Preliminary Proxy Statement Amendment indicating changes against the previously filed versions of the Schedule 13E-3 and the preliminary proxy statement are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 Amendment and the Preliminary Proxy Statement Amendment.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS

Page 2	September 7, 2012

We represent the special committee established by the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of China Mass Media Corp., Shengcheng Wang, China Mass Media Holdings Limited, CMM Holdings Limited, Arctic Spring Limited or Happy Indian Ocean Limited, such response is included in this letter based on information provided to the Special Committee and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment and the Preliminary Proxy Statement Amendment in response to the Staff’s comments.

* * *

General

1.	Please disclose the beneficial owners of Arctic Spring Limited and Happy Indian Ocean Limited and provide your analysis as to whether those persons should be filing persons.

The Company respectfully advises the staff that Mr. Shengcheng Wang is the ultimate beneficial owner of Arctic Spring Limited and Happy Indian Ocean Limited, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934. Please refer to page 5 and Note 3 to the table of “Security Ownership of Certain Beneficial Owners and Management of the Company” section on page 88 of the Preliminary Proxy Statement Amendment. This section of the Preliminary Proxy Statement Amendment is incorporated by reference under Item 2 of the Schedule 13E-3 Amendment. Mr. Shengcheng Wang was a filing person to the Schedule 13E-3 filed on August 23, 2012 and will remain so in the Schedule 13E-3 Amendment.

2.	Please place the legend required by Rule 13e-3(e)(1)(iii) on the front cover page of your disclosure document.

In response to the Staff’s comment, the legend required by Rule 13e-3(e)(1)(iii) has been added on the front cover page.

3.	Please include in your disclosure document the statement required by Item 1014(d) of Regulation M-A.

The Company respectfully advises the Staff that the information required by Item 1014(d) of Regulation M-A is set forth under the caption “SPECIAL FACTORS-Background of the Proposed Merger” in the Preliminary Proxy Statement Amendment. Please note that Shearman & Sterling LLP was primarily responsible for the negotiation of the terms of the Rule 13E-3 transaction, while Piper Jaffray & Co prepared a report concerning the fairness of the consideration to be paid to unaffiliated shareholders in this transaction. In addition, the fourth bullet point on page 31 and the first bullet point on page 32 of the Preliminary Proxy Statement Amendment include the statement that the Special Committee retained Shearman & Sterling LLP and Piper Jaffray & Co as its legal advisors and financial advisor, respectively, to assist it to evaluate the transaction.

Page 3	September 7, 2012

Reasons for the Merger and Recommendation of the Independent Committee…, page 29

4.	In several places in this section, you disclose that your board of directors and independent committee considered as part of their fairness analysis the ability of the company to terminate the agreement upon acceptance of a superior proposal. Please advise how this factor was considered by these bodies, given Mr. Wang’s stated refusal to sell his stake in the company to any third party. The prospect of a third party proposal would appear to be non-existent in this context.

The Company respectfully advises the Staff that Mr. Wang’s stated refusal to sell shares beneficially owned by him in the Company to any third party will block any alternative transaction due to his beneficial ownership of approximately 75.4% of the total outstanding shares. Therefore, the Company agrees with the Staff that the ability of the Company to accept a superior proposal, as a practical matter, was eliminated. Please refer to the first bullet point on page 33 of the Preliminary Proxy Statement Amendment.

In response to the Staff’s comment, the Company has accordingly deleted the statement that our ability to accept a superior proposal will be considered a substantive factor to support the board of directors and independent committee’s decisions on page 31 of the Preliminary Proxy Statement Amendment.

5.	Please delete the references to arm’s length negotiations appearing on pages 32 and 38. References to arm’s length negotiations are inappropriate in a transaction negotiated with a related party.

In response to the Staff’s comment, the references to arm’s length negotiations have been removed. Please refer to page 32 and 37 of the Preliminary Proxy Statement Amendment.

Certain Financial Projections, page 38

6.	We note the disclaimer of responsibility with respect to the projections, as well as several statements that investors should not rely on this information. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Furthermore, investors are entitled to rely on your disclosures. Please revise.

In response to the Staff’s comment, the Company has accordingly deleted the disclaimer of responsibility, as well as the statements that investors should not rely on the financial projections on page 38 and 39 of the Preliminary Proxy Statement Amendment.

Page 4	September 7, 2012
7.	We note the statement on page 39 that the filing persons and Piper Jaffray believe the projections to be immaterial. Please advise why these projections were prepared and utilized if they are believed to be immaterial.

In response to the Staff’s comment, the Company has accordingly deleted the statement that the filing persons and Piper Jaffray believe the projections to be immateral on page 39 of the Preliminary Proxy Statement Amendment.

Financial Analyses, page 43

8.	Please revise this section to describe with more specificity how the results of each analysis support the fairness conclusion.

In response to the Staff’s comment, additional disclosures have been added on page 44, 45 and 46 of the Preliminary Proxy Statement Amendment regarding (i) the Selected Public Company Analysis, (ii) the Selected Precedent Transaction Analysis and (iii) the Premium Paid Analysis. The Company respecfully advises the Staff that Piper Jaffray & Co consider the current disclosures of Discounted Cash Flow Analysis and Liquidation Analysis sufficiently clear to show that the per ADS merger consideration exceeds the implied value derived from both of them. In addition, as noted on page 47 of the Preliminary Proxy Statement Amendment, Piper Jaffray & Co’s fairness conclusion was based on all the analyses it conducted as a whole, without giving any particular weight to any individual analysis.

Purpose of and Reasons for the Proposed Merger, page 49

9.	Please advise as to the source of doubt that Rule 13e-3 applies to this transaction.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 49 of the Preliminary Proxy Statement Amendment to remove the language suggesting there is doubt regarding the legal interpretation of Rule 13e-3.

Primary Benefits and Detriments of the Merger, page 51

10.	Please advise as to how the last bullet point on page 51 represents a benefit to unaffiliated shareholders.

In response to the Staff’s comment, the last bullet point on page 51 has been removed.

Financing, page 54

11.	Please disclose whether Arctic Spring Limited and Happy Indian Ocean Limited will fund their payments to Parent with cash on hand, or will in turn finance the purchase price. See Item 1007(a) of Regulation M-A.

In response to the Staff’s comment, the disclosure on page 54 has been revised to clarify that Arctic Spring Limited and Happy Indian Ocean Limited will fund their payments to Parent with cash on hand.

Page 5	September 7, 2012

Fees and Expenses, page 58

12.	Please itemize accounting fees, if material. See Item 1007(c) of Regulation M-A.

The Company respectfully advises the Staff that it has not incurred any special accounting expenses in connection with the transaction.

Annex D: Directors and Executive Officers of Each Filing Person

13.	Please provide responsive information with respect to Arctic Spring Limited and Happy Indian Ocean Limited.

In response to the Staff’s comment, the relevant information with respect to Arctic Spring Limited and Happy Indian Ocean Limited has been added on page D-2 and D-3 of Annex D.

14.	Please provide the information required by Item 1003(c)(2) of Regulation M-A for all natural persons.

In response to the Staff’s comment, the information required by Item 1003(c)(2) of Regulation M-A has been added for all natural persons on page D-2 of Annex D.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Shengcheng Wang, China Mass Media Holdings Limited, CMM Holdings Limited, Arctic Spring Limited, and Happy Indian Ocean Limited, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 21-6136-5018 or by e-mail at alan.seem@shearman.com.

Very truly yours,
/s/ Alan Seem
Alan Seem

cc:	Lee Edwards
Shearman & Sterling LLP

Stephen Peeples
DLA Piper LLP

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 Amendment filed by the Company:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(Signature pages to follow)

A-1

China Mass Media Corp.

By:	/s/ Liping He
Name: Liping He
Title: Director

A-2

China Mass Media Holdings Limited

By:	/s/ RTC Administrators Limited
Name: RTC Administrators Limited
Title: Corporate Director

A-3

CMM Holdings Limited

By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Director

A-4

Shengcheng Wang

By:	/s/ Shengcheng Wang
Name: Shengcheng Wang

A-5

Arctic Spring Limited

By:	/s/ RTC Administrators Limited
Name: RTC Administrators Limited
Title: Corporate Director

A-6

Happy Indian Ocean Limited

By:	/s/ RTC Administrators Limited
Name: RTC Administrators Limited
Title: Corporate Director

A-7